UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 10)*

                             Publix Super Markets, Inc.
                             --------------------------
                                  (Name of Issuer)

                      Common Stock, Par Value $1.00 Per Share
                      ---------------------------------------
                           (Title of Class of Securities)

                                        None
                                   -------------
                                   (CUSIP Number)

                                   December 31, 2005
              ------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)

|_|   Rule 13d-1(c)

|X|   Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13G


CUSIP No.   None                                              Page 2 of 4 Pages
            ----                                                  --   --



1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Nancy E. Jenkins

2     Check the Appropriate Box if a Member of a Group

                                                      (a)_____

                                                      (b)_____

3     SEC Use Only




4     Citizenship or Place of Organization

      United States


Number of
Shares               5  Sole Voting Power              7,427,558
Beneficially
Owned By             6  Shared Voting Power                    0
Each
Reporting            7  Sole Dispositive Power         7,427,558
Person
With:                8  Shared Dispositive Power               0


9     Aggregate Amount Beneficially Owned by Each Reporting Person

      7,427,558


10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares _____

      Not applicable.


11    Percent of Class Represented by Amount in Row (9)

      4.4%


12    Type of Reporting Person

      IN

                                  SCHEDULE 13G


CUSIP No.   None                                              Page 3 of 4 Pages
            ----                                                  --   --

Item 1(a).  Name of Issuer:

            Publix Super Markets, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2(a).  Name of Person Filing:

            Nancy E. Jenkins

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock, Par Value $1.00 Per Share

Item 2(e).  CUSIP Number:

            None

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b)or
            (c), check whether the person is a:

            None

Item 4.     Ownership
---------------------

            Information regarding ownership of common stock of the issuer:

            (a)   Amount beneficially owned:  7,427,558

            (b)   Percent of class:  4.4%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:  7,427,558

                  (ii)  Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:
                        7,427,558

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

                                  SCHEDULE 13G

CUSIP No.   None                                              Page 4 of 4 Pages
            ----                                                  --   --

      As of December 31, 2005, Nancy E. Jenkins was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, (the "Act") of a total of 7,427,558 shares of the Company's common stock, or approximately 4.4% of the total outstanding shares of the Company's common stock. Nancy E. Jenkins has sole voting and dispositive powers with respect to the 6,675,678 shares owned by the Nancy E. Jenkins Revocable Trust (the "Revocable Trust"), Nancy E. Jenkins as Trustee.

      On August 24, 2005, for personal planning reasons, Nancy E. Jenkins transferred 751,880 shares of the Company's common stock to the 2005 NEJ Grantor Retained Annuity Trust (the "GRAT") from the Revocable Trust. Nancy E. Jenkins is Trustee of the GRAT and has sole voting and dispositive powers with respect to the shares owned by the GRAT.

      Changes that have occurred in the shares of common stock held by Nancy E. Jenkins since the filing of the ninth amendment to the initial statement are reflected on Schedule 1 attached hereto.


Item 5.  Ownership of Five Percent or Less of a Class
-----------------------------------------------------

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |X|.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person
------------------------------------------------------------------------

      Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------------------------------------------------------------------------------
         Security Being Reported on By the Parent Holding Company or
         -----------------------------------------------------------
         Control Person
         --------------

      Not applicable.

Item 8.  Identification and Classification of Members of the Group
------------------------------------------------------------------

      Not applicable.

Item 9.  Notice of Dissolution of Group
---------------------------------------

      Not applicable.

Item 10. Certification
----------------------

      Not applicable.

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 2006

                                    /s/ Nancy E. Jenkins
                                    --------------------
                                    Nancy E. Jenkins

                                  Schedule 1


                        Shares Owned by Nancy E. Jenkins


          Shares       Shares            Price
Date     Acquired     Disposed of   (if applicable)  Description of Transaction
----     --------     -----------   ---------------  --------------------------

Feb-05                  100,000                      Distribution from Revocable
                                                     Trust

Apr-05                  900,000                      Distribution from Revocable
                                                     Trust

Jun-05                  500,000                      Distribution from Revocable
                                                     Trust

Aug-05                  121,951                      Distribution from Nancy E.
                                                     Jenkins Charitable Trust

Aug-05                  751,880                      Transfer from Revocable
                                                     Trust

Aug-05    751,880                                    Transfer to GRAT

Sep-05                  375,000                      Distribution from Revocable
                                                     Trust

Oct-05                  125,000                      Distribution from Revocable
                                                     Trust
          -------     ---------
          751,880     2,873,831
          =======     =========